Exhibit 99.1

Mimecast Announces Second Quarter 2018 Financial Results

•	Total revenue of $63.1 million grew 42% yoy on a GAAP basis and 41% in constant currency
•	Added 900 new customers. Total customers 28,200 globally
•	Revenue retention rate of 111%
•	Gross profit percentage of 74%
•	GAAP EPS of $(0.02) per basic and diluted share, Non-GAAP EPS of $0.00 per basic and diluted share

Watertown, MA – November 8, 2017 (GLOBE NEWSWIRE) Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced financial results for the second quarter ended September 30, 2017.

“In the second quarter, we expanded the organization into Germany to better serve our customers in the region with local support teams and data residency in 2018.” stated Peter Bauer, CEO of Mimecast.

Mimecast’s CFO Peter Campbell noted, “Once again we delivered top and bottom line results that exceed our guidance.  Balancing growth and profitability, we executed well on our business model.”

Second Quarter 2018 Financial Highlights

•

Revenue: GAAP revenue for the second quarter of 2018 was $63.1 million, an increase of 42% compared to $44.4 million of GAAP revenue in the second quarter of 2017. Revenue on a constant currency basis increased 41% compared to the second quarter of 2017.

•	Customers: Added 900 net new customers in the second quarter of 2018. We now serve over 28,200 organizations globally.
•	Revenue Retention Rate: Revenue retention rate was 111% in the second quarter of 2018, consistent with the prior quarter and the second quarter of 2017.
•	Gross Profit Percentage: Gross profit percentage was 74% in the second quarter of 2018, up from 72% in the second quarter of 2017.
•	GAAP Net Loss: GAAP net loss was $1.3 million, or $(0.02) per basic and diluted share, based on 57.0 million weighted-average shares outstanding.
•	Adjusted EBITDA: Adjusted EBITDA was $6.7 million, representing an Adjusted EBITDA margin of 11% up from 6% in the second quarter of 2017.
•	Non-GAAP Net Income: Non-GAAP net income was $0.1 million, or $0.00 per share, based on 60.9 million diluted shares outstanding.
•	Free Cash Flow and Cash: Mimecast generated $1.7 million of free cash flow in the second quarter of 2018. Cash and investments as of September 30, 2017 were $123.1 million.

Reconciliations of the non-GAAP financial measures provided in this press release to their most directly comparable GAAP financial measures are provided in the financial tables included at the end of this press release. An explanation of these measures and how they are calculated is also included below under the heading “Non-GAAP Financial Measures.”

Second Quarter 2018 Business Highlights

•

Mimecast launched the industry leading Multipurpose Cloud Archive. Mimecast Cloud Archive delivers an all-in-one cloud service that integrates: a secure data repository, built-in data recovery, storage management, e-discovery and compliance capabilities.  Customers gain access to their email archive anywhere, anytime, and on any device in record speed.

•	Mimecast was named a Leader, with the Highest Ability to Execute in the Gartner 2017 Enterprise Information Archiving Magic Quadrant.
•

Mimecast announced the expansion of operations into Germany in 2018 with local sales, customer support, and two data centers.   Michael Heuer will lead Mimecast’s German team from our country headquarters in Munich.  Additional resources based in Dusseldorf and Frankfurt add support for the region.

•

Mimecast is pleased to announce Gerri Elliott had joined our Board of Directors. She is known as an enterprise go-to-market expert in technology companies given her three-decade executive history with Juniper, Microsoft and IBM. Gerri is the founder of Broadrooms.com, a website focused on executive women who serve or want to serve on corporate boards. In addition to Mimecast, Gerri currently serves as an independent director on the boards of: Whirlpool, Marvell Technologies and Imperva.

•

Mimecast has achieved attestation to the SOC 2 Type II standard. The successful completion of this voluntary attestation demonstrates Mimecast’s continuous dedication to maintaining stringent and effective operating controls for the security and availability of its customers’ data stored in Mimecast facilities.

•	Sales of Targeted Threat Protection increased during the second quarter. More than 13,300 customers now use the service.

Business Outlook

Mimecast is providing guidance for the third quarter and fiscal year 2018.

Third Quarter 2018 Guidance:

For the Third quarter of 2018, constant currency revenue growth is expected to be in the range of 31% to 32% and revenue is expected to be in the range of $64.3 million to $65.0 million. Our guidance is based on exchange rates as of October 31, 2017 and includes a positive impact of $1.3 million related to the weakening of the US dollar compared to the prior year.   Adjusted EBITDA for the third quarter is expected to be in the range of $5.8 million to $6.8 million.

Full Year 2018 Guidance:

For the full year 2018, revenue is expected to be the range of $251.8 million to $254.5 million or 34% to 36% growth in constant currency.  Foreign exchange rate fluctuations are positively impacting this guidance by an estimated $1.4 million related to the weakening of the US dollar with respect to the pound. Relative to the prior annual guidance we gave in August, foreign exchange rate fluctuations are negatively impacting this guidance by an estimated $1.5m. Our expected growth rate considers the McAfee end of life which resulted in high linearity of sales in the third quarter and second half of last year resulting in tougher compares in the second half of this year. Adjusted EBITDA is expected to be in the range of $21.9 million to $23.9 million.

GAAP net (loss) income is the most comparable GAAP measure to Adjusted EBITDA. Adjusted EBITDA differs from GAAP net (loss) income in that it excludes depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for (benefit from) income taxes and foreign exchange (expense) income. Mimecast is unable to predict with reasonable certainty the ultimate outcome of these exclusions without unreasonable effort. Therefore, Mimecast has not provided guidance for GAAP net (loss) income or a reconciliation of forward-looking Adjusted EBITDA guidance to GAAP net (loss) income.

Conference Call and Webcast Information

Mimecast will host a conference call to discuss these financial results for investors and analysts at 4:30 pm EDT (UTC-05:00) on November 8, 2017.  To access the conference call, dial (844) 815-2878 for the U.S. and Canada and (615) 800-6885 for international callers and enter conference ID# 1077906.  The call will also be webcast live on the investor relations section of the Company’s website http://investors.mimecast.com.  An audio replay of the call will be available two hours after the live call ends by dialing (855) 859-2056 for U.S. and Canada or (404) 537-3406 for international callers, and entering passcode ID# 1077906.  In addition, an archive of the webcast will be available on the investor relations section of the company’s website http://investors.mimecast.com.

About Mimecast Limited

Mimecast Limited (NASDAQ: MIME) makes business email and data safer for more than 28,200 customers and millions of employees worldwide. Founded in 2003, the Company’s next-generation cloud-based security, archiving and continuity services protect email, and deliver comprehensive email risk management in a single, fully-integrated subscription service. Mimecast reduces email risk and the complexity and cost of managing the array of point solutions traditionally used to protect email and its data. For customers that have migrated to cloud services like Microsoft® Office 365™, Mimecast mitigates single vendor exposure by strengthening security coverage, combating downtime and improving archiving.

Mimecast and the Mimecast logo are registered trademarks of Mimecast. All other third-party marks and logos contained in this press release are the property of their respective owners.

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, the statements relating to Mimecast’s office in Germany, and Mimecast’s future financial performance on both a GAAP and non-GAAP basis under the heading “Business Outlook” above, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plan,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Mimecast intends all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors detailed in Mimecast’s filings with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, Mimecast’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. Mimecast is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables included below in this press release.

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. To determine projected revenue growth rates on a constant currency basis for the third quarter and full year 2018, expected revenue from entities reporting in foreign currencies will be translated into U.S. dollars using the comparable prior year period’s monthly average foreign currency exchange rates.

Adjusted EBITDA and Adjusted EBITDA margin. We believe that Adjusted EBITDA and Adjusted EBITDA margin are key indicators of our operating results. We define Adjusted EBITDA as net (loss) income, adjusted to exclude: depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for (benefit from) income taxes and foreign exchange (expense) income predominantly related to the elimination of intercompany balances. We define Adjusted EBITDA margin as Adjusted EBITDA over revenue in the period.

Non-GAAP net income. We define non-GAAP net income as net (loss) income less share-based compensation expense and the related income tax effects of excluding share-based compensation expense. We consider this non-GAAP financial measure to be a useful metric for management and investors because it excludes the effect of share-based compensation expense and related income tax effects so that our management and investors can compare our recurring core business net results over multiple periods. There are a number of limitations related to the use of non-GAAP net income versus net (loss) income calculated in accordance with GAAP. For example, as noted above, non-GAAP net income excludes share-based compensation expense and related income tax effects. In addition, the components of the costs that we exclude in our calculation of non-GAAP net income may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP net income and evaluating non-GAAP net income together with net (loss) income calculated in accordance with GAAP.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, and strengthening the balance sheet. Analysis of free cash flow facilitates management’s comparisons of our operating results to competitors’ operating results. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement and in the liquidity and capital resources discussion included in our annual and quarterly reports filed with the Securities and Exchange Commission.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Revenue	$63,066	$44,361	$121,224	$85,821
Cost of revenue	16,543	12,377	31,795	23,716
Gross profit	46,523	31,984	89,429	62,105
Operating expenses
Research and development	8,262	4,948	16,183	10,097
Sales and marketing	30,155	22,866	57,714	44,329
General and administrative	8,614	6,597	17,151	13,053
Total operating expenses	47,031	34,411	91,048	67,479
Loss from operations	(508)	(2,427)	(1,619)	(5,374)
Other income (expense)
Interest income	314	76	553	143
Interest expense	(69)	(76)	(100)	(183)
Foreign exchange (expense) income	(655)	2,719	(1,195)	6,815
Total other income (expense), net	(410)	2,719	(742)	6,775
(Loss) income before income taxes	(918)	292	(2,361)	1,401
Provision for (benefit from) income taxes	421	(11)	878	854
Net (loss) income	$(1,339)	$303	$(3,239)	$547

Net (loss) income per ordinary share:
Basic	$(0.02)	$0.01	$(0.06)	$0.01
Diluted	$(0.02)	$0.01	$(0.06)	$0.01
Weighted-average number of ordinary shares outstanding:
Basic	57,027	54,636	56,662	54,462
Diluted	57,027	58,513	56,662	58,022

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	As of September 30,	As of March 31,
	2017	2017
Assets
Current assets
Cash and cash equivalents	$76,928	$51,319
Short-term investments	42,681	60,347
Accounts receivable, net	45,886	44,358
Prepaid expenses and other current assets	14,278	10,054
Total current assets	179,773	166,078

Long-term investments	3,494	—
Property and equipment, net	69,663	32,009
Intangible assets, net	4,123	1,590
Goodwill	5,379	5,363
Other assets	1,114	312
Total assets	$263,546	$205,352

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$6,594	$3,558
Accrued expenses and other current liabilities	26,181	20,713
Deferred revenue	91,915	84,159
Current portion of capital lease obligations	1,172	233
Current portion of long-term debt	741	1,725
Total current liabilities	126,603	110,388

Deferred revenue, net of current portion	14,292	11,189
Long-term capital lease obligations	3,006	245
Construction financing lease obligation	26,110	—
Other non-current liabilities	2,792	1,538
Total liabilities	172,803	123,360

Commitments and contingencies

Shareholders' equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 57,319,319 and 55,901,996 shares issued and outstanding as of September 30, 2017 and March 31, 2017, respectively	688	671
Additional paid-in capital	196,062	183,752
Accumulated deficit	(97,360)	(94,017)
Accumulated other comprehensive loss	(8,647)	(8,414)
Total shareholders' equity	90,743	81,992
Total liabilities and shareholders' equity	$263,546	$205,352

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Operating activities
Net (loss) income	$(1,339)	$303	$(3,239)	$547
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	4,250	2,897	7,859	5,661
Share-based compensation expense	2,910	2,265	5,556	4,308
Provision for doubtful accounts	82	30	112	50
Loss on disposal of fixed assets	—	(7)	—	(5)
Other non-cash items	80	11	164	36
Excess tax benefits related to exercise of share options	—	466	—	—
Unrealized currency loss (gain) on foreign denominated transactions	415	(2,490)	798	(6,307)
Changes in assets and liabilities:
Accounts receivable	(4,830)	(1,346)	(431)	782
Prepaid expenses and other current assets	(2,210)	(159)	(1,774)	1,337
Other assets	39	(39)	33	(39)
Accounts payable	217	436	1,493	2,429
Deferred revenue	5,201	3,301	7,445	5,751
Accrued expenses and other liabilities	2,519	1,813	956	2,238
Net cash provided by operating activities	7,334	7,481	18,972	16,788
Investing activities
Purchases of investments	(8,990)	—	(24,521)	—
Maturities of investments	23,000	—	38,500	—
Purchases of property, equipment and capitalized software	(5,673)	(4,143)	(13,403)	(9,729)
Net cash provided by (used in) investing activities	8,337	(4,143)	576	(9,729)
Financing activities
Proceeds from exercises of share options	2,991	547	6,436	1,561
Excess tax benefits related to exercise of share options	—	(466)	—	—
Payments on debt	(545)	(1,197)	(1,078)	(2,490)
Payments on capital lease obligations	(189)	—	(189)	—
Net cash provided by (used in) financing activities	2,257	(1,116)	5,169	(929)
Effect of foreign exchange rates on cash	11	(379)	892	(1,769)
Net increase in cash and cash equivalents	17,939	1,843	25,609	4,361

Cash and cash equivalents at beginning of period	58,989	108,658	51,319	106,140
Cash and cash equivalents at end of period	$76,928	$110,501	$76,928	$110,501

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other non-GAAP financial measures and non-financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
	(dollars in thousands)		(dollars in thousands)
Gross profit percentage	74%	72%	74%	72%
Revenue constant currency growth rate (1)	41%	38%	42%	35%
Revenue retention rate (2)	111%	111%	111%	111%
Total customers (3)	28,200	21,800	28,200	21,800
Adjusted EBITDA (1)	$6,652	$2,735	$11,796	$4,595

(1)

Adjusted EBITDA and revenue constant currency growth rates are non-GAAP measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rates to the nearest comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” below.

(2)

We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.

(3)

Reflects the customer count on the last day of the period rounded to the nearest hundred customers. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of revenue growth rate, as reported to revenue constant currency growth rate:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$63,066	$44,361	$121,224	$85,821
Revenue year-over-year growth rate, as reported	42%	29%	41%	27%
Estimated impact of foreign currency fluctuations	(1)%	9%	1%	8%
Revenue constant currency growth rate	41%	38%	42%	35%

The following table presents a reconciliation of Net (loss) income to Adjusted EBITDA:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
	(in thousands)		(in thousands)
Reconciliation of Adjusted EBITDA:
Net (loss) income	$(1,339)	$303	$(3,239)	$547
Depreciation and amortization	4,250	2,897	7,859	5,661
Interest (income) expense, net	(245)	—	(453)	40
Provision for (benefit from) income taxes	421	(11)	878	854
Share-based compensation expense	2,910	2,265	5,556	4,308
Foreign exchange expense (income)	655	(2,719)	1,195	(6,815)
Adjusted EBITDA	$6,652	$2,735	$11,796	$4,595

The following table presents a reconciliation of Net (loss) income to Non-GAAP net income (in thousands, except per share amounts):

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Reconciliation of Non-GAAP Net Income:
Net (loss) income	$(1,339)	$303	$(3,239)	$547
Share-based compensation expense	2,910	2,265	5,556	4,308
Provision for income taxes (1)	(1,473)	(19)	(1,807)	(41)
Non-GAAP net income (1)	$98	$2,549	$510	$4,814
Non-GAAP net income per ordinary share - basic	0.00	0.05	0.01	0.09
Non-GAAP net income per ordinary share - diluted	0.00	0.04	0.01	0.08
Weighted-average number of ordinary shares used in computing Non-GAAP net income per ordinary share:
Basic	57,027	54,636	56,662	54,462
Diluted	60,938	58,513	60,793	58,022

(1)

Non-GAAP net income excludes the impact of excess tax benefits resulting from share option exercises which were recorded on a GAAP basis. Without the availability of excess tax benefits on a non-GAAP basis, our non-GAAP US tax provision utilizes net operating loss carryforwards to offset current year taxable income. We have not yet completed a full assessment of potential Section 382 limitations and the finalization of a study may result in an adjustment to or limitation on the amount of net operating loss carryforwards we use.

The following table presents a reconciliation of Net cash provided by operating activities to Free Cash Flow (in thousands):

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Reconciliation of Free Cash Flow:
Net cash provided by operating activities	$7,334	$7,481	$18,972	$16,788
Purchases of property, equipment and capitalized software	(5,673)	(4,143)	(13,403)	(9,729)
Free Cash Flow	$1,661	$3,338	$5,569	$7,059

Share-based compensation expense for the three and six months ended September 30, 2017 and 2016 (in thousands):

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Cost of revenue	$236	$301	$442	$471
Research and development	601	361	1,283	733
Sales and marketing	1,122	1,133	2,070	2,106
General and administrative	951	470	1,761	998
Total share-based compensation expense	$2,910	$2,265	$5,556	$4,308

Revenue Constant Currency Growth Rate reconciliation (dollars in millions):

	Three months ended September 30,			Six months ended September 30,
	2017	2016	% Change	2017	2016	% Change
Total revenue as reported	$63.1	$44.4	42%	$121.2	$85.8	41%
Estimated impact of foreign currency fluctuations			(1)%			1%
Total revenue constant currency growth rate			41%			42%

Exchange rate for period
USD	1.000	1.000		1.000	1.000
GBP	1.309	1.314		1.294	1.374
ZAR	0.076	0.071		0.076	0.069
AUD	0.789	0.758		0.770	0.752

Mimecast Social Media Resources

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-	Twitter: @Mimecast
-	Blog: Challenging Complexity

Press Contact

Alison Raymond Walsh
Press@Mimecast.com
617-393-7126

Investor Contact

Robert Sanders

Investors@Mimecast.com

617-393-7074